Exibit 99.5

AMENDMENT TO ROYALTY AGREEMENT

THIS AMENDMENT TO ROYALTY AGREEMENT (the "Amendment") is made and entered into effective as of the 2nd day of May, 2012, by and between MANHATTAN MINING CO., a corporation organized and existing under the laws of the State of Nevada, whose address is 1 Main Street, Manhattan, Nevada 89022 (the "Company"), and WATERTON GLOBAL VALUE, L.P., by the general partner of its general partner, Cortleigh Limited, whose address is Folio House, P.O. Box 800, Road Town, Tortola, VG1110 (the “Royalty Holder”).

RECITALS

A.                  Pursuant to that certain Royalty Agreement dated August 26, 2011, by and between the Company and the Royalty Holder (the "Royalty Agreement"), a memorandum of which was filed in the Official Records of (i) Churchill County, Nevada on September 7, 2011, Document No. 769546 and (ii) Elko County, Nevada on September 7, 2011, Document No. 644562, the Company conveyed to the Royalty Holder a one and one-quarter percent (1.25%) royalty (the “Royalty”) on the Gross Proceeds from all Products mined or produced from the Property. Capitalized terms used in this Amendment which are not otherwise defined herein shall have the meanings assigned to such terms in the Royalty Agreement.

B.                  The Company and the Royalty Holder are parties to that certain Senior Secured Gold Stream Credit Agreement dated August 26, 2011 (amended, modified, supplemented or restated from time to time, the “Credit Agreement”), as amended by that certain First Amendment to Credit Agreement dated May 2, 2012 (the “First Amendment”).

C.                  As a condition to making and entering into the First Amendment, the Company and the Royalty Holder have agreed to increase the Royalty as set forth herein.

D.                  The Company and the Royalty Holder desire to increase the Royalty and to make certain additional modifications and amendments to the Royalty Agreement as set forth herein.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.                  Agreements and Amendment to the Royalty Agreement.

a)                  Subject to the terms and conditions set forth herein, the Royalty Agreement is hereby amended to the extent necessary to give effect to the provisions of this Amendment and to incorporate the provisions of this Amendment into the Royalty Agreement. The Royalty Agreement, together with this Amendment (upon its effectiveness), shall be read together and have effect so far as practicable as though the provisions thereof and the relevant provisions hereof are contained in one document.

b)                  The Royalty Agreement is hereby amended by deleting Recital A in the Royalty Agreement and substituting the following thereofor:

A.                  The Company owns or holds or has an option to purchase certain real property, consisting of fee lands, patented mining claims, unpatented mining claims, unpatented millsite claims, mineral rights, leasehold and other right, titles and interests located in Elko County, Nevada as further described on Exhibit A (the “Pinon Property”), and in Churchill County, Nevada as further described on Exhibit B (the “Churchill Property”) and Exhibit C (the “Fondaway Property”), which Exhibits are attached hereto and incorporated herein by reference (collectively, the “Property”).

c)                  The Royalty Agreement is hereby amended by deleting Recital B in the Royalty Agreement and substituting the following thereofor:

B.                  The Company has agreed to grant to the Royalty Holder (i) a two and one-quarter percent (2.25%) royalty on all minerals produced from the Pinon Property, (ii) a two percent (2.00%) royalty on all minerals produced from the Fondaway Property, and (iii) a one and one-quarter percent (1.25%) royalty on all minerals produced from the Churchill Property on the terms and conditions set forth herein.

d)                  The Royalty Agreement is hereby amended by deleting the first sentence of Section 1 in the Royalty Agreement and substituting the following thereofor:

The Company hereby grants, bargains, sells, transfers, assigns and conveys, and agrees to pay, to the Royalty Holder a perpetual production royalty equal to (i) two and one-quarter percent (2.25%) of the Gross Proceeds from all Products that are mined or produced from, or that otherwise originate from, the Pinon Property, (ii) two percent (2.00%) of the Gross Proceeds from all Products that are mined or produced from, or that otherwise originate from, the Fondaway Property, and (iii) one and one-quarter percent (1.25%) of the Gross Proceeds from all Products that are mined or produced from, or that otherwise originate from, the Churchill Property (collectively, the “Royalty”) as computed herein.

e)                  Exhibit B to the Royalty Agreement is hereby deleted and replaced with a new Exhibit B as attached to this Amendment as Exhibit A.

f)                  Exhibit B attached to this Amendment is hereby appended to the Royalty Agreement as Exhibit C thereto.

g)                  The Company and the Royalty Holder agree that the Royalty Agreement, as amended hereby, is continued, ratified, confirmed, restated and shall remain effective in accordance with its terms.

2.                  Representations and Warranties. The Company hereby represents and warrants to the Royalty Holder as follows:

a)                  The Company hereby remakes and restates each of its representations and warranties in the Royalty Agreement, effective as of the date of this Amendment, which representations and warranties are incorporated herein by reference as if fully set forth herein.

b)                  The Company further represents and warrants that (i) it has the corporate power and authority, and the legal right, to execute, deliver and perform this Amendment, (ii) this Amendment has been duly authorized, executed and delivered by the Company, (iii) this Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, and (iv) the Recitals set forth above are true and correct in all respects.

3.                  No Waiver. The execution of this Amendment shall not be deemed to be a waiver of any breach, default or event of default under the Royalty Agreement, whether or not known to the Royalty Holder and whether or not existing on the date of this Amendment.

4.                  Miscellaneous.

a)                  The Royalty Agreement as amended by this Amendment is hereby ratified, approved, confirmed, extended and continued in each and every respect, and the parties hereto agree that the Royalty Agreement remains in full force and effect in accordance with its terms.

b)                  This Amendment shall be governed by and construed in accordance with the laws of the State of Nevada.

c)                  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. This Amendment may be validly executed and delivered by facsimile, portable document format (.pdf) or other electronic transmission, and a signature by facsimile, portable document format (.pdf) or other electronic transmission shall be as effective and binding as delivery of a manually executed original signature.

d)                  The parties agree that the Royalty Holder may, and shall, record this Amendment (or a memorandum or short for of this Amendment) in the official records of Churchill and Elko Counties, Nevada.

e)                  The execution, delivery and effectiveness of this Amendment shall not operate or be deemed to operate as a waiver of any rights, powers or remedies of the Royalty Holder under the Royalty Agreement or constitute a waiver of any provision thereof.

f)                  This Amendment shall be binding upon and inure to the benefit of the Royalty Holder, the Company, and their respective successors and assigns permitted by the Royalty Agreement.

g)                  The Company shall pay all reasonable costs, fees and expenses paid or incurred by the Royalty Holder incident to this Amendment, including, without limitation, the reasonable fees and expenses of the Royalty Holder’s counsel in connection with the negotiation, preparation, delivery and execution of this Amendment and any related documents and instruments.

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IN WITNESS WHEREOF, the parties have executed this Amendment to Royalty Agreement effective as of the date first written above.

The Company:

MANHATTAN MINING CO.

By: ______________________

Name: F Gmosi

Title: CEO

The Royalty Holder:

By: ______________________

Authorized Signing Officer

[Signature Page to Amendment to Royalty Agreement]

IN WITNESS WHEREOF, the parties have executed this Amendment to Royalty Agreement effective as of the date first written above.

The Company:

MANHATTAN MINING CO.

By:______________________________

Name:____________________________

Title:_____________________________

The Royalty Holder:

By:______________________________
Authorized Signing Officer

[Signature Page to Amendment to Royalty Agreement]

Exhibit A

[Not available at this time]

Exhibit B

[Not available at this time]